CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60603



VIA EDGAR
---------
                                January 8, 2013


United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


  Re:  APP WD: First Trust Exchange-Traded Fund, et al., File No. 812-14038
       --------------------------------------------------------------------

Ladies and Gentlemen:

      Reference is made to the above referenced application to the Securities and Exchange Commission (the "SEC") for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act for First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded Fund V, First Trust Exchange-Traded AlphaDEX(R) Fund, First Trust Exchange-Traded AlphaDEX(R) Fund II, First Trust Advisors L.P. and First Trust Portfolios L.P. (collectively, the "Applicants"), File No. 812-14038 (the "Application"). In light of recent discussions between counsel to the Applicants and the staff of the SEC, on behalf of the Applicants, I hereby respectfully request that the Application be withdrawn and that the SEC take no further action with respect thereto.

      Thank you for your attention to this matter. Any questions regarding this request should be directed to the undersigned at (312) 845-3446.

                                              Very truly yours,

                                              CHAPMAN AND CUTLER LLP


                                              By /s/ Suzanne M. Russell
                                                 ----------------------------
                                                     Suzanne M. Russell

cc:  David P. Bartels
     Jill L. Ehrlich